SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                           Sandata Technologies, Inc.
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                   -------------------------------------------
                         (Title of Class of Securities)

                                    779778204
                                 (CUSIP Number)

                                 Bert E. Brodsky
                                 26 Harbor Drive
                            Port Washington, NY 11050
                                 (516) 484-4400
                                 with a copy to:
                            Linda C. Frazier, Esquire
                          Panza, Maurer & Maynard, P.A.
                     3600 North Federal Highway, Third Floor
                         Fort Lauderdale, Florida 33308
                                 (954) 390-0100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 28, 2002
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: |X|

                                  SCHEDULE 13D
-----------------------------------------------------
CUSIP No.    779778204
-----------------------------------------------------

----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Sandata Acquisition Corp.
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)  |X|
            (b)  [ ]
----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
            00
----------- -------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
----------- -------------------------------------------------------------------
                                 7      SOLE VOTING POWER
         NUMBER OF                      1,816,598
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
           PERSON
            WITH
                              --------- --------------------------------------
                                 8      SHARED VOTING POWER

                              --------- --------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        1,816,598
                              --------- ---------------------------------------
                                 10     SHARED DISPOSITIVE POWER

---------- -------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,816,598
---------- -------------------------------------------------------------------
    12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[x] Excludes shares of common stock issuable upon exercise of presently exercisable options to purchase in the aggregate 940,500 shares of common stock which are held by Bert Brodsky, Hugh Freund and Gary Stoller
---------- -------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           73.20%
---------- -------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
           CO
---------- -------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------------------------------
CUSIP No.    779778204
-----------------------------------------------------

----------- ------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Bert E. Brodsky
----------- ------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)  |X|
            (b)  [ ]
----------- ------------------------------------------------------------------
    3       SEC USE ONLY

----------- ------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            PF
----------- ------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------- ------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            US
----------------------------- --------- --------------------------------------
                                 7      SOLE VOTING POWER
         NUMBER OF                      1,426,457
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
           PERSON
            WITH
                              --------- --------------------------------------
                                 8      SHARED VOTING POWER

                              --------- --------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        1,426,457
                              --------- --------------------------------------
                                 10     SHARED DISPOSITIVE POWER

---------- ------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,426,457
---------- ------------------------------------------------------------------
    12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ]

---------- ------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           45.4%
---------- ------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
           IN
---------- ------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------------------------------
CUSIP No.    779778204
-----------------------------------------------------

----------- ------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Hugh Freund
----------- ------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)  |X|
            (b)  [ ]
----------- ------------------------------------------------------------------
    3       SEC USE ONLY

----------- ------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            PF
----------- ------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------- ------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            US
----------------------------- --------- --------------------------------------
                                 7      SOLE VOTING POWER
         NUMBER OF                      487,721
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
           PERSON
            WITH
                              --------- --------------------------------------
                                 8      SHARED VOTING POWER

                              --------- --------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        487,721
                              --------- --------------------------------------
                                 10     SHARED DISPOSITIVE POWER
---------- -------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           487,721
---------- -------------------------------------------------------------------
    12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[x] Excludes 47,464 shares of common stock owned by Mr. Freund's adult children.  Mr. Freund disclaims any beneficial
           interest in, or voting or dispositive control over, such shares.
---------- ------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           18.6%
---------- ------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
           IN
---------- ------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------------------------------
CUSIP No.    779778204
-----------------------------------------------------

----------- ------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Gary Stoller
----------- ------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)  |X|
            (b)  [ ]
----------- ------------------------------------------------------------------
    3       SEC USE ONLY

----------- ------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            PF
----------- ------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------- ------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            US
----------------------------- --------- --------------------------------------
                                 7      SOLE VOTING POWER
         NUMBER OF                      297,278
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
           PERSON
            WITH
                              --------- --------------------------------------
                                 8      SHARED VOTING POWER

                              --------- --------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        297,278
                              --------- --------------------------------------
                                 10     SHARED DISPOSITIVE POWER

---------- ------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           297,278
---------- ------------------------------------------------------------------
    12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ]

---------- ------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           11.3%
---------- ------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
           IN
---------- ------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------------------------------
CUSIP No.    779778204
-----------------------------------------------------

----------- ------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Jessica  Brodsky Miller
----------- ------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)  |X|
            (b)  [ ]
----------- ------------------------------------------------------------------
    3       SEC USE ONLY

----------- ------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            PF
----------- ------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------- ------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            US
----------------------------- --------- --------------------------------------
                                 7      SOLE VOTING POWER
         NUMBER OF                      294,470
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
           PERSON
            WITH
                              --------- --------------------------------------
                                 8      SHARED VOTING POWER

                              --------- --------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        294,470
                              --------- --------------------------------------
                                 10     SHARED DISPOSITIVE POWER

---------- ------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           294,470
---------- ------------------------------------------------------------------
    12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ]

---------- ------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           11.87%
---------- ------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
           IN
---------- ------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------------------------------
CUSIP No.    779778204
-----------------------------------------------------

----------- ------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            David Craig Brodsky
----------- ------------------------------------------------------------------
            (a)  |X|
            (b)  [ ]
----------- ------------------------------------------------------------------
    3       SEC USE ONLY

----------- ------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            PF
----------- ------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------- ------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            US
----------------------------- --------- --------------------------------------
                                 7      SOLE VOTING POWER
         NUMBER OF                      18,783
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
           PERSON
            WITH
                              --------- --------------------------------------
                                 8      SHARED VOTING POWER

                              --------- --------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        18,783
                              --------- --------------------------------------
                                 10     SHARED DISPOSITIVE POWER

---------- ------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           18,783
---------- ------------------------------------------------------------------
    12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ]

---------- ------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.76%
---------- ------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
           IN
---------- ------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------------------------------
CUSIP No.    779778204
-----------------------------------------------------

----------- ------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Jeffrey Holden Brodsky
----------- ------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)  |X|
            (b)  [ ]
----------- ------------------------------------------------------------------
    3       SEC USE ONLY

----------- ------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            PF
----------- ------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------- ------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            US
----------------------------- --------- --------------------------------------
                                 7      SOLE VOTING POWER
         NUMBER OF                      184,925
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
           PERSON
            WITH
                              --------- --------------------------------------
                                 8      SHARED VOTING POWER

                              --------- --------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        184,925
                              --------- --------------------------------------
                                 10     SHARED DISPOSITIVE POWER

---------- ------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           184,925
---------- ------------------------------------------------------------------
    12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ]

---------- ------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.45%
---------- ------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
           IN
---------- ------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------------------------------
CUSIP No.    779778204
-----------------------------------------------------

----------- ------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Emily Freund
----------- ------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)  |X|
            (b)  [ ]
----------- ------------------------------------------------------------------
    3       SEC USE ONLY

----------- ------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            PF
----------- ------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------- ------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            US
----------------------------- --------- --------------------------------------
                                 7      SOLE VOTING POWER
         NUMBER OF                      20,732
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
           PERSON
            WITH
                              --------- --------------------------------------
                                 8      SHARED VOTING POWER

                              --------- --------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        20,732
                              --------- --------------------------------------
                                 10     SHARED DISPOSITIVE POWER

---------- ------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           20,732
---------- ------------------------------------------------------------------
    12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ]

---------- ------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.84%
---------- ------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
           IN
---------- ------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------------------------------
CUSIP No.    779778204
-----------------------------------------------------

----------- ------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Leland Freund
----------- ------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)  |X|
            (b)  [ ]
----------- ------------------------------------------------------------------
    3       SEC USE ONLY

----------- ------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            PF
----------- ------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------- ------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            US
----------------------------- --------- --------------------------------------
                                 7      SOLE VOTING POWER
         NUMBER OF                      20,732
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
           PERSON
            WITH
                              --------- --------------------------------------
                                 8      SHARED VOTING POWER

                              --------- --------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        20,732
                              --------- --------------------------------------
                                 10     SHARED DISPOSITIVE POWER

---------- ------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           20,732
---------- ------------------------------------------------------------------
    12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ]

---------- ------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.84%
---------- ------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
           IN
---------- ------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------------------------------
CUSIP No.    779778204
-----------------------------------------------------

----------- ------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Gertrude Kay
----------- ------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)  |X|
            (b)  [ ]
----------- ------------------------------------------------------------------
    3       SEC USE ONLY

----------- ------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            PF
----------- ------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------- ------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            US
----------------------------- --------- --------------------------------------
                                 7      SOLE VOTING POWER
         NUMBER OF                      6,000
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
           PERSON
            WITH
                              --------- --------------------------------------
                                 8      SHARED VOTING POWER

                              --------- --------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        6,000
                              --------- --------------------------------------
                                 10     SHARED DISPOSITIVE POWER

---------- ------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           6,000
---------- ------------------------------------------------------------------
    12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ]

---------- ------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.24%
---------- ------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
           IN
---------- ------------------------------------------------------------------

     Filers are making this joint filing pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934 (the "Exchange Act"). The Filers making this joint filing have agreed to collectively pursue certain actions with respect to the Common Stock of the Issuer as described in Item 4. Therefore, the Filers are jointly filing this Schedule. In the aggregate, all the persons making this joint filing own 73.2% of the outstanding Common Stock.

Item 1.    Security and Issuer.

     This Statement on Schedule 13D relates to shares of common stock, $.001 par value per share (the "Common Stock"), of Sandata Technologies, Inc. a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 26 Harbor Park Drive, Port Washington, NY 11050.

Item 2.   Identity and Background.

     (a) This Schedule 13D ("Schedule") is being filed on behalf of ten persons (collectively, the "Filers") consisting of nine individuals, namely Bert E. Brodsky, Hugh Freund, Gary Stoller, Jessica Brodsky Miller, David Craig Brodsky, Jeffrey Holden Brodsky, Emily Freund, Leland Freund and Gertrude Kay and one entity, namely Sandata Acquisition Corp. ("Acquisition"). Brodsky, Freund and Stoller previously filed Schedule 13Gs with respect to the Common Stock of the Issuer. This Schedule amends and updates the Schedule 13Gs previously filed by Brodsky, Freund and Stoller. Neither Acquisition nor any of the other individual Filers has previously filed a Schedule 13D or Schedule 13G with respect to the common stock. An agreement of joint filing by and among the Filers is included as Exhibit "A" hereto.

     (b) The business address of each of the Filers is 26 Harbor Park Drive, Port Washington, NY 11050.

     (c) Acquisition is a corporation formed for the purpose of merging with and into the Issuer with the Issuer being the surviving corporation. Each of Brodsky, Freund and Stoller is an officer and director of the Issuer. Jessica Brodsky Miller is an officer and director of Acquisition. She is also an employee of Medical Arts Office Services, Inc. ("MAOS"). MAOS has its address at 26 Harbor Park Drive, Port Washington, New York 11050. Messrs. David Brodsky and Jeffrey Brodsky are also officers of Acquisition and employees of MAOS. Emily Freund is a sales representative for Another Line, Inc. located at 366 Fifth Avenue, New York, New York 10001. Leland Freund is an account executive for
Comedy Central in Beverly Hills, California. Gertrude Kay is retired and currently resides at Century Village in Deerfield Beach, Florida.

     (d) During the last five years, none of the Filers, nor in the case of Acquisition, its beneficial owner, director and/or officer, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Filers, nor, in the case of Acquisition, its beneficial owner, director and/or officer, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Acquisition is a Delaware corporation. Each of the individual Filers is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

     This Schedule is not filed as a result of any sale or purchase of the Common Stock by Acquisition. Instead, it is filed to provide notice of the Filers' understanding to, collectively, pursue certain actions with respect to the Common Stock. Upon the occurrence of certain events, the Filers intend to contribute their shares of Common Stock to Acquisition in exchange for shares of Acquisition.

     The shares of Common Stock currently owned by the individual Filers were purchased with personal funds.

Item 4.  Purpose of Transaction.

     On October 28, 2002, the Issuer announced that it had entered into an Agreement and Plan of Merger dated as of October 28, 2002, by and among the Issuer, Brodsky, Freund and Stoller (the "Key Stockholders") and Acquisition (the "Merger Agreement"). The Merger Agreement provides for the merger of
Acquisition with and into the Issuer, with the Issuer continuing as the surviving corporation (the "Merger"). The Key Stockholders have agreed to contribute, and agreed to cause their immediate family members to contribute, all of the Issuer's stock owned by them to Acquisition, prior to the effective time of the Merger.

     Other than as described in this Item and the Merger Agreement, none of the Filers has any plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a)(b) To the best knowledge of each of the Filers, the number of shares of Common Stock beneficially owned by each of the Filers is set forth correctly herein. With respect to all of the Key Stockholders, the number of shares of Common Stock attributable to them includes presently exercisable options to purchase shares of Common Stock. With respect to Stoller, the number of shares of Common Stock attributable to him includes shares of Common Stock held in trust for the benefit of his children and for which he is the trustee. With respect to Brodsky, the number of shares of Common Stock attributable to him includes shares of Common Stock held in the name of his wife and his adult son living in his household. With respect to Acquisition, the number of shares of Common Stock set forth herein assumes that the other Filers have contributed the shares of Common Stock owned by them to Acquisition and that any options owned by such Filers have been cancelled. Upon contribution of the shares to Acquisition, each of the Filers would have shared voting power of the shares.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          --------------------------------------------------------


     Currently there is no existing contract or agreement among the Filers with respect to the shares. Notwithstanding the foregoing, it is the intention of the individual Filers to, simultaneously with the closing of the Merger, contribute their shares of Common Stock to Acquisition in exchange for shares of Acquisition. Moreover, the Key Stockholders have agreed to vote, and have agreed to cause their immediate family members to vote, all shares of the Issuer's Common Stock held by them in favor of the Merger.

  Item 7.        Material to be Filed as Exhibits.


     Exhibit "A" Agreement of Joint Filing dated effective as of October 28, 2002, by and among the Filers.

     Exhibit "B" Agreement and Plan of Merger, dated as of October 28, 2002, by and among Sandata Acquisition Corp., Bert E. Brodsky, Hugh Freund, Gary Stoller and Sandata Technologies, Inc.(1)


-----------------------
    (1) Denotes a document filed as an Exhibit to Form 8-K, Current Report, as filed with the Securities and Exchange Commission on November 4, 2002, and incorporated herein by reference.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              SANDATA ACQUISITION CORP.


                                          By: /s/Jessica Brodsky Miller
                                        Name:    Jessica Brodsky Miller
Dated: November 20, 2002              Title:    President

                                              /s/Bert E. Brodsky
Dated: November 20, 2002                         Bert E. Brodsky

                                              /s/Hugh Freund
Dated: November 20, 2002                         Hugh Freund

                                              /s/Gary Stoller
Dated: November 20, 2002                         Gary Stoller

                                              /s/Jessica Brodsky Miller
Dated: November 20, 2002                         Jessica Brodsky Miller

                                              /s/David Craig Brodsky
Dated: November 20, 2002                         David Craig Brodsky

                                              /s/Jeffrey Holden Brodsky
Dated: November 20, 2002                         Jeffrey Holden Brodsky

                                              /s/Emily Freund
Dated: November 20, 2002                         Emily Freund

                                              /s/Hugh Freund as
                                                 attorney-in-fact
Dated: November 20, 2002                         for Leland Freund

                                              /s/Gerald Angowitz as
                                                  attorney-in-fact for
Dated: November 20, 2002                         Gertrude Kay

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING


     Pursuant to Regulation 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons (the "Reporting Persons") hereby agree to file with the U.S. Securities and Exchange Commission, the Statement on Schedule 13D (the "Schedule") to which this Agreement of Joint Filing is attached as an exhibit. Each of the Reporting Persons agrees that the information set forth in the Schedule with respect to such person will be true, complete and correct as of the date of the Schedule to the best of such Reporting Person's knowledge and belief after reasonable inquiry. Each of the Reporting Persons makes no representation as to the accuracy of the information in the Schedule with respect to any other Reporting Persons. Each of the Reporting Persons shall promptly notify the other Reporting Persons if any of the information set forth in the Schedule shall be or become inaccurate in any material respect of if he, she or it learns of information which would require an amendment to the Schedule. The Reporting Persons hereby agree that the Schedule, as so filed, is filed on behalf of each of them. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, and all of which together shall be deemed to constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement effective as of the 20th day of November, 2002.

                                                 SANDATA ACQUISITION CORP.


                                               By: /s/Jessica Brodsky Miller
                                             Name:    Jessica Brodsky Miller
Dated: November 20, 2002                    Title:    President

                                             /s/Bert E. Brodsky
Dated: November 20, 2002                        Bert E. Brodsky

                                             /s/Hugh Freund
Dated: November 20, 2002                        Hugh Freund

                                             /s/Gary Stoller
Dated: November 20, 2002                        Gary Stoller

                                             /s/Jessica Brodsky Miller
Dated: November 20, 2002                        Jessica Brodsky Miller

                                             /s/David Craig Brodsky
Dated: November 20, 2002                        David Craig Brodsky

                                             /s/Jeffrey Holden Brodsky
Dated: November 20, 2002                        Jeffrey Holden Brodsky

                                             /s/Emily Freund
Dated: November 20, 2002                        Emily Freund

                                             /s/Hugh Freund as
                                                attorney-in-fact for
Dated: November 20, 2002                        Leland Freund

                                             /s/Gerald Angowitz as
                                                attorney-in-fact for
Dated: November 20, 2002                        Gertrude Kay